UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 8, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

     On April 8, 2010, Navios Maritime Acquisition Corporation (“Navios Acquisition”), in connection with the transactions contemplated and described in the Navios Acquisition Preliminary Proxy dated April 8, 2010, entered into a Repurchase Plan (“Repurchase Plan”) with Navios Maritime Holdings Inc. (“Navios Holdings”), Amadeus Maritime S.A. (an affiliate of Angeliki Frangou)(“Amadeus”) and J.P. Morgan Securities Inc. (“J.P. Morgan”) whereby Navios Holdings and Angeliki Frangou have agreed to acquire through J.P. Morgan or a third party, $60.0 million of Navios Acquisition’s common stock in open market purchases or privately negotiated purchases. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. If at least $30.0 million is not spent by Navios Holdings in making such purchases, Navios Holdings will invest the difference in Navios Acquisition at $9.91 per share immediately before consummating the vessel acquisition. A copy of the Repurchase Plan is attached hereto as Exhibit 10.1 and is incorporated herein by reference. Any such purchases will be made in compliance with all applicable securities laws. The commitment described above is in substitution for a $30.0 million commitment made by Angeliki Frangou in connection with our initial public offering.
     In addition, on April 8, 2010, Navios Acquisition also entered into: (i) the Amended Co-Investment Shares Subscription Agreement by and between Navios Acquisition and Navios Holdings; and (ii) the Amendment to Buyback Agreement by and among Navios Acquisition, Amadeus, J.P. Morgan, Deutsche Bank Securities Inc. and Holdings. The originals of these agreements have been previously filed and described in Navios Acquisition’s public filings and these amendments, among other things, are intended to substitute Navios Holdings for certain of the parties under such agreements. Copies of each of the Amended Co-Investment Shares Subscription Agreement and the Amendment to Buyback Agreement, are attached hereto as Exhibits 10.2 and 10.3, respectively, and are incorporated herein by reference.
     With regard to the transactions and matters subject to the vote of the stockholders of Navios Acquisition as described in the Preliminary Proxy, the record date has changed from April 26, 2010 to April 30, 2010 and such new record dated will be reflected in the definitive proxy statement.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: April 12, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Repurchase Plan, dated April 8, 2010

10.2	Amended Co-Investment Shares Subscription Agreement, dated April 8, 2010

10.3	Amendment to Buyback Agreement, dated April 8, 2010